FusionEMS Quantum LLC

Financial Statements

For the period from December 5, 2025 through December 31, 2025

Prepared by Management

These statements were prepared for Regulation Crowdfunding disclosure support and are intended to present the company's financial position, results of operations, cash flows, and members' equity in a GAAP-style format based on information provided by management. The statements are management-prepared and unaudited.

Principal accounting basis: accrual basis of accounting

Prepared date: June 3, 2026

FusionEMS Quantum LLC
Balance Sheet
As of December 31, 2025

Assets

Cash and cash equivalents	$0
Total assets	**$0**

Liabilities and members' equity

Due to member for company expenses paid personally	$649
Total liabilities	**$649**

Members' equity

Members' capital	$0
Accumulated deficit	($649)
Total members' equity	**($649)**
Total liabilities and members' equity	**$0**

See accompanying notes to financial statements.

FusionEMS Quantum LLC
Statement of Operations
For the period from December 5, 2025 through December 31, 2025

Revenue	$0
Operating expenses	
Office expense	$435
Supplies	$115
Other business expenses	$99
Total operating expenses	**$649**
Net loss	**($649)**

See accompanying notes to financial statements.

FusionEMS Quantum LLC
Statement of Cash Flows
For the period from December 5, 2025 through December 31, 2025

Operating activities	
Net loss	($649)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expenses paid directly by member using personal funds	$649
Net cash used in operating activities	**$0**
Financing activities	
Member advances for company expenses	$0
Net cash provided by financing activities	**$0**
Net change in cash	**$0**
Cash, beginning of period	$0
Cash, end of period	**$0**

See accompanying notes to financial statements.

FusionEMS Quantum LLC
Statement of Changes in Members' Equity
For the period from December 5, 2025 through December 31, 2025

Beginning members' equity	$0
Net loss for the period	($649)
Ending members' equity	**($649)**

See accompanying notes to financial statements.

FusionEMS Quantum LLC
Notes to Financial Statements
As of December 31, 2025

1. Organization and nature of operations
FusionEMS Quantum LLC is a Wisconsin limited liability company developing a software platform for emergency medical services agencies. The platform is intended to support patient documentation, billing workflows, compliance reporting, communications, and operational management. The Company's inception is December 5, 2025.

2. Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in a format intended to be consistent with generally accepted accounting principles in the United States of America. These statements are management-prepared, unaudited, and limited to the period from December 5, 2025 through December 31, 2025.

3. Revenue recognition
No revenue was recognized during the period presented because the company had not launched commercial operations and had not entered into revenue-generating contracts.

4. Operating expenses
During the period presented, management identified $649 of 2025 business expenses. The expense detail consists of office expense of $435, supplies of $115, and other business expenses of $99.

5. Related-party advances
The company expenses identified for the period were treated as paid personally by the founder/member on behalf of the company. Accordingly, management has presented $649 as an amount due to member as of December 31, 2025.

FusionEMS Quantum LLC

Notes to Financial Statements

As of December 31, 2025

6. Members' equity

The company is wholly owned by its founder. No formal member capital contributions were recorded during the period presented. The company reported a net loss of $649 for the period, resulting in negative members' equity of ($649) at December 31, 2025.

7. Subsequent activity

Company activity after December 31, 2025 has been excluded from these fiscal-year-end financial statements. Any January 1, 2026-to-present financial information is presented separately from the 2025 financial statements.

8. Source information and limitations

These statements were updated using management-provided 2025 tax support and company financial information. Personal taxpayer identifiers and personal address details from tax forms are not included in these financial statements. The statements do not include an independent audit, review, compilation, or verification of bank statements, receipts, vendor invoices, tax filings, or legal formation documents.

9. Subsequent events

Management evaluated subsequent events through the date these statements were prepared and did not identify any matters requiring additional recognition or disclosure in these 2025 financial statements based on the information currently available.